UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  -------------
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                         The Allied Defense Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019118108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 2 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Pirate Capital LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              1,170,361
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,170,361
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,361
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 3 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              1,170,361
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,170,361
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,361
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 4 OF 6 PAGES
-------------------                                            -----------------

The Schedule 13D filed on May 23, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, par value $0.10 per share (the "Shares"), of The Allied Defense Group, Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 5, 2005, Amendment No. 2 filed on August 23, 2005, Amendment No. 3 filed on February 16, 2006, Amendment No. 4 filed on March 15, 2006, Amendment No. 5 filed on April 26, 2006, Amendment No. 6 filed on August 15, 2006, and Amendment No. 7 filed on December 19, 2006, is hereby amended by this Amendment No. 8 to the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $24,396,462 was paid to acquire such Shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own an aggregate of 1,170,361 Shares, constituting approximately 18.1% of the Shares outstanding.

      The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 6,472,132 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 97,100 Shares held by Jolly Roger Fund LP. By virtue of an agreement between it and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,073,261 Shares held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,170,361 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons in the last 60 days. All of such transactions were internal reallocations effected in private transactions between Holders:

Jolly Roger Offshore Fund LTD

Trade Date            Shares Purchased (Sold)        Price per Share ($)
----------            -----------------------        -------------------
06/22/2007                   (785,200)*                      9.25

Jolly Roger Activist Portfolio Company LTD

Trade Date            Shares Purchased (Sold)        Price per Share ($)
----------            -----------------------        -------------------
06/22/2007                    785,200*                       9.25

* Internal reallocation only.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

On June 25, 2007, Pirate Capital entered into a Voting Agreement with the Issuer. The Voting Agreement was entered into in connection with that certain Amended and Restated Securities Purchase Agreement (the "Securities Purchase Agreement") entered into by the Issuer with holders of the Issuer's senior subordinated convertible notes (the "Investors"). As a condition to the Investors entering into the Securities Purchase Agreement, the Investors required that Pirate Capital enter into the Voting Agreement. Pursuant to the Voting Agreement, Pirate Capital has agreed to vote its Shares in favor of the Securities Purchase Agreement at any stockholders meeting of the Issuer (or in any written consent), and not to transfer its Shares until stockholder approval of the Securities Purchase Agreement has been obtained (except to a transferee that agrees to be bound by the Voting Agreement).

A copy of the Voting Agreement is attached hereto as Exhibit B and incorporated herein by reference.

-------------------                                            -----------------
CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 5 OF 6 PAGES
-------------------                                            -----------------

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit A - Agreement, dated as of April 25, 2006, by and among Pirate Capital, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and the Issuer (previously filed)

Exhibit B - Voting Agreement, dated as of June 25, 2007, by and among the Issuer, Pirate Capital, and the other stockholders listed on the signature pages.

-------------------                                            -----------------
CUSIP NO. 019118108               SCHEDULE 13D                 PAGE 6 OF 6 PAGES
-------------------                                            -----------------

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2007

                                        Pirate Capital LLC


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------
                                    By: Thomas R. Hudson Jr.
                                        Portfolio Manager


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------
                                        Thomas R. Hudson Jr.

                                  EXHIBIT INDEX

Exhibit A - Agreement, dated as of April 25, 2006, by and among Pirate Capital, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and the Issuer (previously filed)

Exhibit B - Voting Agreement, dated as of June 25, 2007, by and among the Issuer, Pirate Capital, and the other stockholders listed on the signature pages.

                                    Exhibit B

                                VOTING AGREEMENT

            VOTING AGREEMENT, dated as of June 25, 2007 (this "Agreement"), by and among The Allied Defense Group, Inc., a Delaware corporation (the "Company"), and the stockholders listed on the signature pages hereto under the heading "Stockholders" (each a "Stockholder" and collectively, the "Stockholders").

            WHEREAS, the Company and certain investors (each, an "Investor", and collectively, the "Investors") are parties to that certain Securities Purchase Agreement, dated as of March 9, 2006 (the "Original Securities Purchase Agreement"), pursuant to which, among other things, the Buyers purchased from the Company (i) senior subordinated convertible notes, dated March 9, 2006 (the "Original Notes") and (ii) warrants (the "Warrants"), which are exercisable to purchase shares of the Company's common stock, par value $0.10 per share (the "Common Stock").

            WHEREAS, the Company and each of the Investors are entering into an Amended and Restated Securities Purchase Agreement, dated as of the date hereto (the "Securities Purchase Agreement"), pursuant to which the Company has agreed, among other things, (a) to cancel the Original Notes and to issue to the Investors, in exchange therefore, (i) certain shares of Common Stock and (ii) amended and restated senior secured convertible notes (the "Amended Notes") and
(b) to issue and sell to each Investor at the Initial Closing (as defined in the Securities Purchase Agreement), certain senior secured convertible notes of the Company (the "Initial Notes") and (ii) at the Additional Closing (as defined in the Securities Purchase Agreement), certain senior secured convertible notes of the Company (the "Additional Notes", and together with the Amended Notes and the Initial Notes, the "Notes"), in each case, which Notes, among other things, shall be convertible into shares of Common Stock in accordance with the terms of the Notes.

            WHEREAS, as of the date hereof, the Stockholders own collectively 1,757,596 shares of Common Stock, which in accordance with the representation and warranty of the Company set forth in Section 3.01 below, represents in the aggregate approximately 27.2% of the total issued and outstanding capital stock of the Company.

            WHEREAS, as a condition to the willingness of the Investors to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Investors have required that each Stockholder agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, each Stockholder has agreed, to enter into this Agreement with respect to all the Common Stock now owned and which may hereafter be acquired by the Stockholder and any other securities, if any, which such Stockholder is currently entitled to vote, or after the date hererof, becomes entitled to vote, at any meeting of stockholders of the Company (the "Other Securities").

            NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                       VOTING AGREEMENT OF THE STOCKHOLDER

            SECTION 1.01. Voting Agreement. Subject to the last sentence of this
Section 1.01, each Stockholder hereby agrees that at any meeting of the stockholders of the Company, however called, and in any action by written consent of the Company's stockholders, each of the Stockholders (in their capacities as such) shall vote the Common Stock and the Other Securities: (a) in favor of the Stockholder Approval (as defined in the Securities Purchase Agreement) as described in Section 4(q) of the Securities Purchase Agreement; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. Each Stockholder acknowledges receipt and review of a copy of the Securities Purchase Agreement and the other Transaction Documents (as defined in the Securities Purchase Agreement). The obligations of the Stockholders under this Section 1.01 shall terminate immediately following the occurrence of the Stockholder Approval.

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

            Each Stockholder hereby represents and warrants, severally but not jointly, to each of the Investors as follows:

            SECTION 2.01. Authority Relative to This Agreement. Each Stockholder has all necessary legal capacity, power and authority to execute and deliver this Agreement and to perform the Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

            SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to it or by which the Common Stock or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Common Stock or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Common Stock or Other Securities owned by such Stockholder are bound except for conflicts, violations or breaches that individually or in the aggregate would not imperil the ability of the Stockholder to perform the Stockholder's obligations under this Agreement.

            (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Stockholder, except for the filing of a Schedule 13d amendment.

            SECTION 2.03. Title to the Stock. As of the date hereof, each Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) with the sole, irrevocable power to vote and dispose of the number of shares of Common Stock set forth opposite the Stockholder's name on Appendix A attached hereto, entitled to vote, without restriction, on all matters brought before holders of capital stock of the Company. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Such shares of Common Stock are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever (excluding encumbrances under applicable securities laws), except for the provisions of the transaction documents dated December 13, 2006 pursuant to which some or all of the shares of Common Stock were acquired, of which no such provisions encumber or create any lien or restriction on such shares of Common Stock. No Stockholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Common Stock or Other Securities owned by such Stockholder.

                                  ARTICLE III

                   REPRESENTATION AND WARRANTY OF THE COMPANY

            SECTION 3.01. Percentage of Common Stock Subject to this Agreement. The Company represents and warrants that the shares of Common Stock owned by the Stockholders represent on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on Appendix A.

                                   ARTICLE IV

                                    COVENANTS

            SECTION 4.01. No Disposition or Encumbrance of Stock. Each Stockholder hereby covenants and agrees that, until the Stockholder Approval has been obtained, except as contemplated by this Agreement, such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Stockholder's voting rights, charge or other encumbrance of any nature whatsoever (excluding encumbrances, if any, under applicable securities laws) ("Encumbrance") with respect to the Common Stock or Other Securities, directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that any such Stockholder may assign, sell or transfer any Common Stock or Other Securities provided that any such recipient of the Common Stock or Other Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that the recipient shall be bound by, and the Common Stock and/or Other Securities so transferred, assigned or sold shall remain subject to this Agreement.

            SECTION 4.02. Company Cooperation. The Company hereby covenants and agrees that it will not, and each Stockholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto), recognize any Encumbrance or agreement on any of the Common Stock or Other Securities subject to this Agreement unless the provisions of Section 4.01 have been complied with. The Company agrees to use its reasonable best efforts, at any time in which any Stockholder Approval is required pursuant to Section 4(q) of the Securities Purchase Agreement, to attempt to cause holders of Common Stock or Other Securities representing the percentage of outstanding capital stock required to vote in favor of the Transaction in order for the Company to comply with its obligations under
Section 4(q) of the Securities Purchase Agreement.

                                   ARTICLE V

                                  MISCELLANEOUS

            SECTION 5.01. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) or the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

            SECTION 5.02. Entire Agreement. This Agreement (and the Securities Purchase Agreement and the other Transaction Documents) constitute the entire agreement among the Company and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Stockholders with respect to the subject matter hereof.

            SECTION 5.03. Amendment. The provisions of this Agreement may not be amended or waived, nor may this Agreement be terminated, except (i) by an instrument in writing signed by the parties hereto and (ii) with the written consent of the Investors.

            SECTION 5.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

            SECTION 5.05. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth on the signature ages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and each Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. Notwithstanding the foregoing, nothing contained in this Section 5.05 shall be deemed to constitute a global submission to the jurisdiction of said courts or the State of New York other than for the purposes of litigating disputes under this Agreement. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

            SECTION 5.06. Third-Party Beneficiaries. The Investors shall be intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and shall be entitled to enforce the provisions hereof.

            SECTION 5.07. Preservation of Rights as Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require the Stockholder to attempt to) limit or restrict any Stockholder from acting in the Stockholder's (or any representative of the Stockholder's) capacity as a director or officer of the Company, in such person's sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder's capacity as a stockholder of the Company), provided, however, that the foregoing shall not prevent the Stockholders to vote the Common Stock and the Other Securities in favor of the Stockholder Approval as described in Section 4(q) of the Securities Purchase Agreement.

            SECTION 5.08. Termination. This Agreement shall terminate immediately following the occurrence of the Stockholder Approval or upon the mutual consent of each Stockholder and the Investors.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, each Stockholder and the Company has duly executed this Agreement.

                                        THE COMPANY:

                                        THE ALLIED DEFENSE GROUP, INC.

                                        By: /s/ Monte Pickens
                                            ------------------------------------
                                            Name:  Monte Pickens
                                            Title: Chief Operating Officer

      Dated: June 25, 2007

                                        STOCKHOLDER: PIRATE CAPITAL LLC

                                        /s/ Thomas R. Hudson Jr.
                                        ----------------------------------------
                                        Thomas R. Hudson Jr.
      Dated: June 25, 2007              Manager

                                   APPENDIX A

--------------------------------------------------------------------------------------------
                                                                           Voting Percentage
                               Common Stock       Percentage of Stock           of Stock
           Stockholder             Owned              Outstanding             Outstanding
--------------------------------------------------------------------------------------------
Pirate Capital LLC               1,170,361              18.11%                   18.11%
--------------------------------------------------------------------------------------------
Wynnefield Capital, Inc.          587,235                9.09%                   9.09%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
TOTAL                            1,757,596               27.2%                   27.2%
--------------------------------------------------------------------------------------------